LAREDO PETROLEUM, INC.
15 W. SIXTH STREET, SUITE 900
TULSA, OKLAHOMA 74119

August 12, 2015

Mr. Karl Hiller
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Mail Stop 4628
Washington, D.C. 20549-3561

Re:	Laredo Petroleum, Inc.
Form 10-K for the Fiscal Year ended December 31, 2014
Filed February 26, 2015
Form 10-Q for the Fiscal Quarter ended March 31, 2015
Filed May 7, 2015
Response Letter dated July 30, 2015
File No. 001-35380

Dear Mr. Hiller:

We received the letter dated August 5, 2015 from the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission with respect to the above referenced documents (the "Comment Letter").

Pursuant to our telephonic discussion with Ms. Lang, Ms. Calder and you on August 12, 2015, this correspondence confirms our request for an extension of time to respond to the Comment Letter so that we can devote appropriate time and resources to preparing our responses to the comments contained therein. We expect to provide our responses to the Comment Letter on or before September 2, 2015.

If you have any questions or comments concerning this request for an extension of time, please contact the undersigned, at (918) 513-4570.

Sincerely,
Laredo Petroleum, Inc.

By:	/s/ Richard C. Buterbaugh
Richard C. Buterbaugh
Executive Vice President and Chief Financial Officer

cc:	Lily Dang, Securities and Exchange Commission
Kimberly Calder, Securities and Exchange Commission
Kenneth E. Dornblaser, Senior Vice President and General Counsel
Christine B. LaFollette, Akin Gump Strauss Hauer & Feld LLP